388 Greenwich Street
 New York, NY 10013





     May 19, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re: Registration Statement on Form S-4 (Registration No. 333-261055)

To whom it may concern:

    Reference is made to the above-referenced registration statement (the Registration
Statement   ) of ACE Convergence Acquisition Corp. (the    Issuer   ) under the
Securities Act of
1933, as amended (the    Securities Act   ) with respect to a proposed business
combination
involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies
(the    Transaction   ). The Registration Statement has not yet been declared
effective as of the date
of this letter.

   This letter is to advise you that, effective as of May 19, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the
Registration Statement as acting or agreeing to act with respect to the Transaction.

    Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities
Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the
Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                     Sincerely,

                                                     CITIGROUP GLOBAL MARKETS
INC.

                                                     By:
______________________________
                                                     Name: Jason Wortendyke
                                                     Title: Managing Director



    cc: Behrooz Abdi, CEO
        Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP
        Michael Blankenship, Winston & Strawn LLP